NEWS RELEASE

 Current Technology to Distribute LunarEYE's Proprietary GPS Tracking Technology

VANCOUVER, British Columbia, June 14, 2007/ --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation (the "Company") has completed an interim distribution agreement with Celevoke, Inc. ("Celevoke") for the non-exclusive worldwide distribution of LunarEYE's proprietary GPS tracking technology. As evidenced by its recent patent infringement victories, LunarEYE owns seminal patents critical to the efficient operation of asset monitoring and management systems. In addition, Celevoke owns and operates a robust Internet portal that provides asset owners/operators the ability to track and manage their assets from remote locations.

"We plan to introduce Celevoke's LunarEYE GPS tracking technology products to business owners in the US via the Small Business Members of America ("SBMA") network, and believe SBMA will agree with us that these products will be of real benefit to its members," states Company CEO Robert Kramer. "In addition, we plan to introduce the products to our business associates and contacts in Europe, South America and other parts of the world. We believe this agreement holds significant promise for our shareholders."

LunarEYE, based in Liberty, Texas, is a leading edge M2M (machine to machine) wireless solution provider and developer with products centering on its patented location based technology. LunarEYE has appointed Celevoke its distribution company, with the right to appoint sub-distributors. Celevoke sells state of the art branded asset tracking web sites, patented GPS tracking systems and various other wireless hardware devices. Worldwide wireless networks, maps and data services are also included in the economically bundled packages that are sold exclusively through authorized distributor networks. For further information, please go to http://www.lunareye.com.

Forward-Looking Statements

The news release contains forward-looking statements regarding future events and the Company’s future results that are subject to the safe harbors created under the Security Act of 1933, as amended, and the Securities Exchange Act of 1934.  These statements are based on current expectations, estimates, forecasts, and projections about the industries in which the Company operates and the beliefs and assumptions of the Company’s management.  Words such as “expects”, “anticipates”, “targets”, “goals”, “projects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “continues”, “may”, “will”, variations of such words and similar expressions are intended to identify such forward-looking statements.

For further information, please contact:

CORPORATE:

INVESTOR RELATIONS:
Robert Kramer

Richard Hannon
Current Technology Corporation

Polestar Communications
1-800-661-4247

1-866-858-4100

1430-800 West Pender Street, Vancouver, B.C., Canada V6C 2V6

Telephone: 604-684-2727 1-800-661-4247 Fax: 604-684-0526